Jason L. Bradshaw

Senior Variable Compliance Consultant

North American Companies

for Life and Health Insurance

525 West Van Buren •  Chicago, Illinois 60607

Phone:  800.800.3656, Ext. 27878 •  Fax: 312.648.7778

E-Mail:  jbradshaw@SFGMembers.com

July 25, 2014

VIA EDGAR - Correspondence

Mr. Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re: Midland National Life Separate Account C

Midland National Life Insurance Company

485(a) filing on Form N-4

File Nos. 333-176870 and 811-7772

Dear Mr. Gregory:

Please find below, in bold, responses to your comments from June 25, 2014.

  Missing Information.   Please provide all missing information (e.g,, financial statements, consents).

The information is filed herein with this registration statement.

  Defined/Special Terms.    Consider using a single defined term for each concept and use the defined term consistently throughout the prospectus (e.g., “Funds” & funds on page 17, “Portfolios” should be Funds on page 13).

The use of portfolio rather than fund has been updated throughout the prospectus and SAI for consistency.

  “Good Order.”   Please consider creating one consistent definition of Good Order.  In the alternative, please clarify any and all information and procedures you require where you currently retain discretion to determine Good Order (e.g., in the Administrative Procedures section).  Please make similar revisions to the definition of the term Written Notice, where appropriate.

The prospectus has been updated per your suggestion.

  Optional Value Endorsement.   Prospectus disclosure with respect to the Base Contract and the OVE may be confusing to prospective contract owners.  The prospectus tends to treat the OVE rider as an afterthought rather than as one of two options (or classes) available at the time the contract may be purchased.  The prospectus language does not clearly communicate the different contract terms created by election of the OVE.  Please review the prospectus and make appropriate revisions.  For example, please consider the following revisions:

    In the Definitions  section, please consider creating two sentences to communicate any difference in meaning of defined terms with and without the OVE (e.g.,  Gross Premium, Net Premium, & Surrender Value).

These definitions have been updated to address the base contract (without the Optional Value Endorsement) and with the Optional Value Endorsement.

    SUMMARY –Surrenders and Partial Withdrawals (pages 9 -10).  Please specifically clarify that you will not deduct surrender and withdrawal charges under the terms of the Base Contract.

This has been added for clarity in the Surrenders and Partial Withdrawals section.

    SUMMARY –Surrenders and Partial Withdrawals.   You indicate that withdrawals will reduce net premium, remaining premium, and accumulation value.  Please explain the relevance of this sentence to the Base Contract and the OVE in the disclosure.

This has been updated to address the base contract (without the Optional Value Endorsement) and with the Optional Value Endorsement.

    SUMMARY –Surrenders and Partial Withdrawals.  Please discuss any differences between the OVE and the Base Contract with respect to Free Withdrawals, Lump Sum Payments, and Annuitization.

This has been updated to address the base contract as well as the contract with the Optional Value Endorsement.

  SUMMARY – Optional Value Endorsement (page 11).  Please consider including additional brief disclosure about the features of the OVE in the Summary section (e.g., surrender charges). In addition, please clarify how the OVE rider “allows you to tailor the LiveWell Variable Annuity to better meet Your needs.”

The description and its placement have been updated in the prospectus. We have also deleted the sentence that reads, “allows you to tailor the LiveWell Variable Annuity to better meet Your needs.”

  FEES AND EXPENSES – Expense Tables.

    Separate Columns.  The first expense table creates potential confusion because in the line item for Surrender Charge it indicates “None.”  But the OVE is a surrender charge.  In addition, it can also be confusing to reflect a negative fee in the Periodic Charges table (the OVE annual expense reduction).  Please consider revising the format of the fee tables to use separate columns for the Contract with and without the OVE feature, or using another format that clarifies the fees and expenses associated with the Base Contract and the OVE.

These two charts are now as follows: one chart with the base contract (without Optional Value Endorsement) and the other chart with the Optional Value Endorsement.

    Transaction Expense Table.  In the narrative preceding the Transaction Expense Table, in the last sentence, please replace “Premium” with “State Premium” and make conforming changes throughout the prospectus as appropriate.

The references to premium have been updated to state premium throughout the prospectus as applicable.

    Periodic Charges Table.  In footnote 2, please clarify what “average accumulation value” refers to (e.g., re “in each investment option”).  We note that this concept is not used in your Item 5 disclosure.  For clarity, please revise the Note [under the table] to state whether the OVE expense reduction is included in the statement [that charges are guaranteed once the contract is issued].

Footnote number two has been updated to read as follows: This charge is a percentage of the accumulation value in each investment option.

As for the guaranteed charges we have updated the disclosure just under the table titled Periodic Charges Other Than Portfolio Expense to read: Note: Once issued, current periodic charges (including the Optional Value Endorsement Annual Expense Reduction) are guaranteed for the life of the Contract.

  SYSTEMATIC WITHDRAWALS (page 23).  Please consider highlighting any adverse consequences of making systematic withdrawals if the contract owner has elected the OVE.

This has been updated to address contracts that have elected the Optional Value Endorsement.

  OPTIONAL VALUE ENDORSEMENT – Free Withdrawal Amount (page 26).   For clarity, please expressly state that contract owners who own the Base Contract can make withdrawals at any time in any amount without imposition of a surrender charge.

The prospectus has been updated per your suggestion.

  SYSTEMATIC WITHDRAWALS (page 23).  The disclosure indicates that either a withdrawal amount or a time period is required for the systematic feature.  Please clarify how this feature operates.  For example, if someone selected only a time period (e.g., ten years) the how much would that person receive pursuant to this feature.  [An example might be good].

This has been updated to read as follows: You may designate the systematic withdrawal amount and the period for systematic withdrawal payments.

  OPTIONAL VALUE ENDORSEMENT – Surrender Charges for the Optional Value Endorsement (page 27).  For clarity, please consider including a numerical example showing the calculation of surrender charges.

This has been updated to include two numerical examples. They show how the surrender charge works with a single premium and a single premium with a subsequent premium.

  MATURITY DATE – Electing an Annuity Payment Option  (page 33).   For clarity, please state that the fixed payment options are obligations of the insurer’s General Account and are subject to its claims-paying ability.

This has been updated per your suggestion under Electing an Annuity Payment Option.

  OUR REPORTS TO OWNERS  (Page 35).   The disclosures indicate that any errors or discrepancies in reports sent to contract owners must be reported within 30 days to the Customer Service Center.  Please include disclosure describing the result if such errors and discrepancies are not reported within the 30 day period.

This has been updated to read as follows: You have 30 days to notify Our Customer Service Center of any errors or discrepancies. You must notify Us of any errors within 30 days of the reporting. We will review and potentially correct any errors. In the absence of such notice, You shall be deemed to have accepted the reported transaction(s) and relieved Us of any related claim or liability.

  DISTRIBUTION OF THE CONTRACTS  (page 37).  Please provide the address of Sammons Financial Network LLC.

The following has been added to this section: Sammons Financial Network is a Delaware limited liability company and its principal office is located at 4546 Corporate Drive, Suite 100, West Des Moines, IA 50266.

  Please provide the Tandy representations.

This has been added to the cover letter in the filing.

If you have any comments or questions about this filing, please contact Fred Bellamy of Sutherland Asbill & Brennan LLP at 202-383-0126 or fred.bellamy@sutherland.com.

Respectfully,

/s/ Jason L. Bradshaw

Jason L. Bradshaw

Senior Variable Compliance Consultant